# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU Inc., CIK 0001413855
CUSIP: G3314G110
Title of class of securities: Class A ordinary share, par value $0.4 per share
Address of issuer's principal executive offices: 1-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 01/09/2026
Filed by CIK 0002079492
Persons authorized to receive notices and communications: Good Silver Limited, c/o Jamie Zhou, Room 2001, 2/F, #03-13, The Tresor, 26 Duchess Road, Singapore, Singapore (U0), 269029, 852 97039532

## Reporting persons
- Good Silver Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 3,900,000; shared voting power 0; sole dispositive power 3,900,000; shared dispositive power 0; aggregate amount beneficially owned 3,900,000 (3.16% of the class)
  Comment: Note to Row 7, 9, 11: Represents 3,900,000 Class A ordinary shares directly held by Good Silver Limited, which is 100% owned by Jamie Zhou. Note to Row 13: The percentage calculation is based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of January 9, 2026.
- Jamie Zhou (CIK 0002079492): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 3,900,000; shared voting power 0; sole dispositive power 3,900,000; shared dispositive power 0; aggregate amount beneficially owned 3,900,000 (3.16% of the class)
  Comment: Note to Row 7, 9, 11: Represents 3,900,000 Class A ordinary shares directly held by Good Silver Limited, which is 100% owned by Jamie Zhou. Note to Row 13: The percentage calculation is based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of January 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.4 per share
Name of issuer: AIFU Inc.
Address of issuer's principal executive offices: 1-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the prior statement on Schedule 13D as filed on August 1, 2025 (the "Original 13D"), Amendment No. 1 to Schedule 13D as filed on December 23, 2025 (the Original 13D as amended and supplemented, this "Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.4 per share (the "Class A Ordinary Shares") of AIFU Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Room 001, Build 10, Jinzhong Guobin Hui, 2nd Road, Qinyuan, Lihu Community, Xili Street, Nanshan District, Shenzhen, People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

Item 3 is hereby amended and supplemented in its entirety as follows:

Not applicable.

The transaction described in Item 5 involved an issuance of shares by the Issuer to certain third parties. The Reporting Persons were not parties to this transaction and did not provide any funds or other consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

Item 4 is hereby amended and supplemented to add the following:

This Amendment No. 2 is filed to report that the Reporting Persons' aggregate percentage beneficial ownership and voting power in the Issuer were diluted as a result of the Issuer's issuance of shares as described in Item 5 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follow:

The responses of the Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5.

Pursuant to the current report of the Issuer on Form 6-K filed on January 9, 2026, on January 9, 2026, the Issuer completed the issuance of 102,578,839 Class A ordinary shares to YS Management Company Limited and Ethereal Group Ltd, in relations to its previously announced acquisition of 100% of the equity interest in Nova Lumina Limited (the "Share Issuance").

As reported in the Original 13D and Schedule 13D (Amendment No. 1), the Reporting Persons beneficially own 3,900,000 Class A ordinary shares of the Issuer. The Reporting Person did not acquire or dispose of any shares subsequent to the filing of the Original 13D on August 1, 2025.

However, as a direct result of the increase in the total number of the Issuer's outstanding shares from the Share Issuance, the Reporting Persons' aggregate beneficial ownership was diluted from approximately 18.63%, as reported in Schedule 13D (Amendment No. 1) to approximately 3.16%, and their aggregate voting power was diluted from approximately 0.51% to approximately 0.45%.

The percentage of beneficial ownership of each Reporting Person is based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of January 9, 2026.

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follow:

As of January 9, 2026, as the result of the dilution from the Share Issuance, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated January 13, 2026 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of Good Silver Limited. (filed herewith)

## Signatures
- Good Silver Limited: /s/ Jamie Zhou, Jamie Zhou/Director (01/13/2026)
- Jamie Zhou: /s/ Jamie Zhou, Jamie Zhou (01/13/2026)